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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557



The following is an English translation of a press release issued in Sweden on March 27, 2000, by Pharmacia & Upjohn, Inc., a Delaware corporation:


PRESS RELEASE

Monday, March 27, 2000


LISTING OF PHARMACIA CORPORATION ON THE OM STOCKHOLM EXCHANGE

Following the shareholders' approval of the merger between Pharmacia & Upjohn, Inc. and Monsanto Company on March 23, the two companies expect that the merger will conclude on or before April 1, 2000. As previously announced, this is pending on EU-approval, which is expected on Thursday March 30.

Subject to the relevant EU approval being granted on March 30, the last trading day for SDRs representing shares in Pharmacia & Upjohn on the OM Stockholm Exchange is expected to be Friday March 31, 2000, whereas trading in SDRs representing shares in the new company, Pharmacia Corporation, will commence on Monday, April 3, 2000. The ISIN code for SDRs in Pharmacia Corporation will be SE0000634040. The new ticker symbol will be PHA.

Settlement of transactions in SDRs in Pharmacia Corporation made on the OM Stockholm Exchange on April 3 is expected to take place on April 7, i.e. after four business days. Settlement of transactions made after April 3 is expected to take place after three business days.

As previously announced the waiting period under US antitrust legislation, known as the Hart-Scott-Rodino Act, expired on February 18.


MEDIA CONTACT:
Marianne Baarnhielm, Pharmacia & Upjohn AB
Tel. 08-695 72 82,
Mobile 070-319 50 60

ANALYST CONTACT:
Craig Tooman
Tel +1(908) 901-8853

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Monsanto Company and Pharmacia & Upjohn, Inc. have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, the Form 10-K and other documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. The Form 10-K and other documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY.